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                                                                Exhibit 2
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                     MANVILLE PERSONAL INJURY SETTLEMENT TRUST

                  MANVILLE TRUST CLASS ACTION SETTLEMENT APPROVED


         NEW YORK, December 15, 1994. Settlement of the class action lawsuit restructuring the claim settlement and distribution plan of the Manville Personal Injury Settlement Trust was approved today by Senior New York District Court Judge Jack B. Weinstein. The settlement approval should bring an end to over four years of litigation which arose as a result of the massive number of claims filed against the Trust during its first three years of existence, quickly outstripping the Trust's funding.

         "We are gratified that this settlement plan has been approved by the Court," said Robert A. Falise, Chairman and Managing Trustee of the Manville Trust. "Now, we can resume the compensation of victims of asbestos-related injuries, and we are looking forward to the opportunity to do so."

         The settlement requires that the Trust's assets be distributed on a pro rata share basis, at an initial level of 10% of total
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         liquidated claim value.  Claims will be paid on a scheduled basis in accordance with seven disease categories, but claimants can refuse the Trust's schedule-based offer and request individual evaluation. The settlement also calls for the set aside of various funds totalling $55.7 million to reimburse co-defendants and distributors (also on a pro rata basis) for payments made by
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         them for Manville's share of liability during the period the Trust was stayed from litigation due to the class action.

         The court also determined that the one unresolved issue in the case, appropriate set-off rules of Maryland claims, should be left to Maryland state courts, and instructed the Trust to hold $50 million in escrow pending agreement among the parties, "or a governing decision by the Maryland Courts."




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         The Trust was created in 1986 to pay victims of asbestos-related disease caused by exposure to asbestos produced or manufactured by the Manville Corporation (formerly Johns Manville). The Trust was funded with insurance proceeds, as well as various debt and equity holdings of the company, including 80% of its common stock, originally estimated at approximately $2 billion in value. Since its inception the Trust has paid its beneficiaries more than $1 billion and in recent court hearings its assets were estimated to be currently valued at between $1.8 and $2.2 billion. Manville's original Plan of Bankruptcy contemplated a maximum of 100,000 claims to be filed during the Trust's first 25 years. However, filings exceeded that estimate within three years of the Trust's inception, resulting in a severe funding shortfall. In July 1990, Judge Weinstein ordered a stay on claim payments until a restructuring of the Trust's distribution process could be achieved. A class action lawsuit, Findley v. Blinken, was filed
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         in November 1990.  The settlement of that lawsuit proposed a pro
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         rata payment of a portion of each claimant's settlement, paying
         ----
         claims in order of severity of disease. In November 1990, that settlement was appealed to the Second Circuit Court of Appeals, which reversed the lower court's approval of the settlement in December of 1992 due to procedural problems related to representation of various subclasses of Trust beneficiaries, and remanded the case to the lower court for further hearings. Negotiations continued throughout 1993 and the first half of 1994 in the case, now called Findley v. Falise. The new settlement was
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         signed last July and fairness hearings were held in early
         November.

         The Trust presently has approximately $700 million in unrestricted cash and marketable securities available to pay claims. Those funds include $369 million received this week as a result of the public sale by the Trust of notes of Schuller International, which was substantially all of the Trust's remaining debt holdings of the Manville Corporation. During the fairness hearings, Trust Executive Director Patricia Houser testified that new processing procedures and systems designed by the Trust could result in as many as 100,000 offers being made in the first year after the lift of the stay on claim payments. "We plan to make offers on 20,000 claims in the first 30 days after the stay is lifted," stated Ms. Houser, "and thereafter, we plan to make offers on approximately 30,000 claims each quarter, depending on the acceptance rate of our initial offers."

         "We are in an excellent position to settle and pay claims on a large scale," said Falise. "The Trust has succeeded in monetizing almost all of its debt holdings over the last two-and-a-half years, providing a substantial amount of cash for payment of claims." The Trust's largest remaining assets include 96 million

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         shares of the common stock of Manville Corporation and the right, under a profit sharing plan, to 20% of the company's consolidated profits, as defined in the plan. Manville Corporation is a holding company whose subsidiaries include Riverwood
         International, a paper and forest products company, and Schuller International, a building products company.

         CONTACT:
         Terri Rae Shull
         (703) 204-9300





































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